# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Accelevation Holdings Corp., CIK 0002141406
CUSIP: 004966107
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 9555 N. Springboro Pike, Suite 400, Miamisburg, Ohio (OH), 45342
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002156266

## Reporting persons
- OGP VIII, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 192,191,501; sole dispositive power 0; shared dispositive power 192,191,501; aggregate amount beneficially owned 192,191,501 (85.4% of the class)
  Comment: The reported amount includes 104,977,528 shares of Class A common stock ("Class A Common Stock") of the Issuer issuable upon conversion of Series B Units of Accelevation Holdings LLC ("Series B Units") (together with an equal number of shares of Class B common stock ("Class B Common Stock") of the Issuer).
  
  The reported percentage is calculated based on 120,022,472 shares of Class A Common Stock outstanding upon completion of the Issuer's initial public offering on October 1, 2026, as reported on the Issuer's final prospectus, dated September 29, 2026, filed pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the "Securities Act"), on October 1, 2026 (the "Prospectus"), as increased by 104,977,528 shares of Class A Common Stock issuable upon conversion of Series B Units (together with an equal number of shares of Class B Common Stock).
- Accelevation Pubco Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 87,213,973; sole dispositive power 0; shared dispositive power 87,213,973; aggregate amount beneficially owned 87,213,973 (38.8% of the class)
  Comment: The reported percentage is calculated based on 120,022,472 shares of Class A Common Stock outstanding upon completion of the Issuer's initial public offering on October 1, 2026, as reported on the Prospectus, as increased by 104,977,528 shares of Class A Common Stock issuable upon conversion of Series B Units (together with an equal number of shares of Class B Common Stock).
- Accelevation Investment Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 104,977,528; sole dispositive power 0; shared dispositive power 104,977,528; aggregate amount beneficially owned 104,977,528 (46.7% of the class)
  Comment: The reported amount includes 104,977,528 shares of Class A Common Stock issuable upon conversion of Series B Units (together with an equal number of shares of Class B Common Stock).
  
  The reported percentage is calculated based on 120,022,472 shares of Class A Common Stock outstanding upon completion of the Issuer's initial public offering on October 1, 2026, as reported on the Prospectus, as increased by 104,977,528 shares of Class A Common Stock issuable upon conversion of Series B Units (together with an equal number of shares of Class B Common Stock).
- Morris Robert S: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 192,191,501; sole dispositive power 0; shared dispositive power 192,191,501; aggregate amount beneficially owned 192,191,501 (85.4% of the class)
  Comment: The reported amount includes 104,977,528 shares of Class A Common Stock issuable upon conversion of Series B Units (together with an equal number of shares of Class B Common Stock).
  
  The reported percentage is calculated based on 120,022,472 shares of Class A Common Stock outstanding upon completion of the Prospectus, as increased by 104,977,528 shares of Class A Common Stock issuable upon conversion of Series B Units (together with an equal number of shares of Class B Common Stock).

## Item 1. Issuer
Name of issuer: Accelevation Holdings Corp.
Address of issuer's principal executive offices: 9555 N. Springboro Pike, Suite 400, Miamisburg, Ohio, 45342

## Item 2. Person Filing
Name of person filing:
This statement is being jointly filed by each of the persons below pursuant to Rule 13d-1(k) promulgated by the U.S. Securities and Exchange Commission pursuant to Section 13 of the Securities Act, all of whom together are referred to herein as the "Reporting Persons":
(i) OGP VIII, LLC ("OGP VIII");
(ii) Accelevation Pubco Holdings LP ("Accelevation Pubco Holdings");
(iii) Accelevation Investment Holdings LLC ("Investment Holdings"); and
(iv) Robert S. Morris.
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is Metro Center, 4th Floor, One Station Place, Stamford, CT 06902.
Citizenship: See responses to row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to row 9 on each cover page.

The reported securities are held as follows: (i) Accelevation Pubco Holdings directly holds 87,213,973 shares of Class A Common Stock and (ii) Investment Holdings directly holds 104,977,528 shares of Class B Common Stock and corresponding Series B Units, which upon conversion will result in the issuance of an equivalent number of shares of Class A Common Stock. Such reported amounts reflect the Reporting Persons' beneficial ownership after giving effect to dispositions and conversions of the reported securities by the Reporting Persons in connection with the closing of the Issuer's initial public offering on October 1, 2026.

Olympus Growth Fund VIII Parallel L.P. and Olympus Growth Fund VIII, LP (together, the "Olympus Funds") have the right to appoint or remove the members of the boards of managers of Accelevation Pubco Holdings and Investment Holdings, respectively. OGP VIII is the sole general partner of each of the Olympus Funds. Robert S. Morris is the Managing Member of OGP VIII, and, in such capacity, has the right to appoint or remove the members of the boards of managers of each of Accelevation Pubco Holdings and Investment Holdings. By virtue of the relationships described herein, each of the Reporting Persons may be deemed to beneficially own the securities reported herein.

Pursuant to Rule 13d-4 of the Securities Act, the Reporting Persons declare that filing this statement shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Section 13(d) and/or Section 13(g) of the Securities Act or for any other purpose, the beneficial owner of any securities covered by this statement.
Percent of class: See responses to row 11 on each cover page.
Sole power to vote or to direct the vote: See responses to row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to row 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99 Joint Filing Agreement, dated as of November 10, 2026.

## Signatures
- OGP VIII, LLC: /s/ Robert S. Morris, Robert S. Morris, Managing Member (11/10/2026)
- Accelevation Pubco Holdings LP: /s/ Matthew Boyd, Matthew Boyd, President (11/10/2026)
- Accelevation Investment Holdings LLC: /s/ Matthew Boyd, Matthew Boyd, President (11/10/2026)
- Morris Robert S: /s/ Robert S. Morris, Robert S. Morris (11/10/2026)